Statement by Mike Fraser, CEO At the start of the year, as part of our reviewed results announcement for FY 2023, I highlighted the following five key priorities for our business for 2024 in line with the three pillars of our strategy: • Ensuring the physical and psychological safety of our people; • Safe delivery against our production and cost targets; • Delivery of the Salares Norte ramp up; • Continuing to improve the value and quality of our portfolio; and • Continuing progress towards meeting our 2030 ESG targets. Below I discuss our progress on these for the first quarter of the year (Q1 2024). Ensuring the physical and psychological safety of our people The safety and health of our people is our most important value, and we are committed to ensuring that all our people go home safe and well every day. We have fallen far short of this commitment, and it is with profound sadness that we report two fatalities at our operations this year. On 2 January 2024, a trackless engineering supervisor was fatally injured in an incident involving trackless mining equipment underground at our South Deep mine in South Africa. A second fatal incident occurred at our St Ives mine in Australia on 23 April 2024, when a colleague employed by a contractor, was fatally injured in a mobile equipment related incident at a construction site on the mine. We extend our sincere condolences to the family, friends and colleagues of our two deceased colleagues. These tragic incidents are deeply concerning for us, as we strongly believe that a fatality-free mining business is possible. We have initiated an independent review (being conducted by DSS+, formerly Du Pont) of our Group’s safety culture, processes, systems and practices. The review, which commenced in February 2024, is expected to be completed in the first half of 2024, and will identify opportunities to accelerate our safety journey and standardise the safety approach across our business. Each one of our 23,000 employees and contractors is a safety leader, and we are working with our teams across the business to ensure we have the right safety culture and systems in place to ensure the safety of everyone at Gold Fields. We also recorded one serious injury in Q1 2024 and our Total Recordable Injury Frequency Rate (TRIFR) for the quarter was 3.36 per million hours worked (FY 2023: 2.36 per million hours worked). Our commitment to safety extends to psychological health and wellbeing, which is key to building safe workplaces. We are continuing to progress the implementation of the 21 recommendations of the Elizabeth Broderick and Co independent review and will conduct a follow-up review in 2026. Safe delivery against our production and cost targets Production for the quarter was severely impacted by weather-related events and operational challenges particularly at the Gruyere, St Ives, South Deep and Cerro Corona mines resulting in group attributable equivalent gold production (excluding Asanko) for the quarter being 18% lower year on year (YoY) and 22% lower quarter on quarter (QoQ) to 464koz (Q1 2023: 563koz and Q4 2023: 594koz). The production performance for each of these operations was as follows. SALIENT FEATURES 464,000 ounces of attributable production US$1,738 per ounce of all-in sustaining cost US$2,115 per ounce of all-in cost JOHANNESBURG, 07 May 2024: Gold Fields Limited (JSE and NYSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2024. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December. Gruyere Gruyere attributable gold production at 32.2koz was 22% lower YoY (Q1  2023: 41.3koz) and 14% lower QoQ (Q4 2023: 37.3koz) and was negatively impacted by a significant rainfall event in March 2024, which resulted in the damage and closure of the roads that provide primary access to the mine. The roads were closed from 5 March, limiting deliveries of diesel and consumables to the mine, and consequently mining activity and ore processing temporarily ceased. During this time, the mine proactively brought forward planned plant maintenance. In mid-April, the mine was able to receive fuel and consumables, which were delivered utilising alternative routes via South Australia and the Northern Territory where roads had dried sufficiently to allow access. Mining recommenced on 12 April 2024 and plant processing on 14 April 2024. The primary access road to Gruyere was re-opened on 30 April 2024. Ramp up of mining and plant processing to normalised levels were achieved by 21 April 2024. To mitigate against the impact that material weather events can have on production, we will be increasing stock holding of diesel and reagents on a seasonal basis. We are also investigating the establishment and formalisation of an alternative logistics route and network from the east side of the mine. Annual gold production guidance for Gruyere remains unchanged at 150.0koz – 167.5koz with the mine expected to make up the production lost in the quarter in the second half of 2024. Operational update for the quarter ended 31 March 2024 Media Release St Ives Gold production at St Ives at 68.9koz was 26% lower YoY (Q1 2023: 92.7koz) and 37% lower QoQ (Q4 2023: 109.4koz) and was negatively impacted by a decrease in ore mined (following the change in bulk stopes at Invincible as planned) and lower grades. Ore mined from the underground mine reduced to 407kt in the quarter compared to 449kt in Q1 2023 and 570kt in Q4 2023 while the underground grade was 14% lower YoY and 16% lower QoQ. In addition, there was no open pit ore mining at St Ives in Q1 2024 as mining moved to pre-stripping the Invincible Footwall South and Swiftsure open pits, which are expected to commence production of ore during the September 2024 quarter. Gold production for the year is therefore expected to be back-ended to the latter part of the year to achieve the mine’s annual guidance of 355koz, which remains unchanged. South Deep The South Deep mine has had a challenging quarter with operational momentum impacted by the fatal incident on 2 January 2024 (as discussed above), compounded by reduced stope access owing to increased backfill rehandling and slow drilling through crushed ground resulting in slower stope turnaround in current destress cuts. Gold production for the quarter was 34% lower YoY and 32% lower QoQ at 56.3koz (1,750kg). Backfill rehandling is currently presenting the most impactful challenge to production. The mine has developed a recovery plan to address this. The recovery plan is being closely monitored and includes immediate and medium-term actions to: • increase backfill tipping points and address backfill rehandling and backfill leakages; • increase long hole stope drilling capacity and operator competence to allow effective drilling of stopes and through crushed ground; and • improve ventilation, road conditions and service utilities underground. South Deep’s attributable gold equivalent production for 2024 is therefore expected to be in the range of 9,500kg – 9,700kg, in line with gold mined in 2023 (which was 9,600kg). The mine’s AISC for 2024 is expected to be higher than initial guidance at US$1,590/oz – US$1,625/oz, mainly as a result of the lower production volumes. With its significant resource endowment and long life, the focus for South Deep is currently on setting the mine up for longevity, quality ounces and incremental and sustainable production increases. Cerro Corona Attributable gold equivalent production at Cerro Corona at 41.8koz was 44% lower YoY (Q1 2023: 74.7koz) and 19% lower QoQ (Q4 2023: 51.9koz) impacted by lower gold and copper grades processed and lower metallurgical recoveries, in line with the long-term mining plan. In addition, inclement weather during the quarter affected the stability of the north wall of the pit, resulting in a resequencing of mining to lower- grade areas. The stability of the North wall has been addressed and mining operations have resumed. Cerro Corona mine is expected to continue mining until the end of 2025 and thereafter will process stockpiles for five years. We continue to manage the future of the mine in a way that will deliver value for Gold Fields in a responsible manner, whilst balancing the interests of our stakeholders. Group Attributable gold equivalent production and costs Q1 2024 Q1 2023 Q4 2023 QoQ change YoY change Australia 216.0 242.8 308.1 (30) % (11) % South Africa 56.3 84.8 82.8 (32) % (34) % Ghana 149.7 160.4 150.5 (1) % (7) % Peru 41.8 74.7 51.9 (19) % (44) % Lower gold production in the quarter has contributed to a material increase in all-in-sustaining costs (AISC) and all-in costs (AIC) across all our business. Group AISC for continuing operations was US$1,738/oz, 51% higher YoY and 28% higher QoQ while group AIC was 58% higher YoY and 31% higher QoQ to US$2,115/oz for the quarter. The group AIC includes costs for Salares Norte (US$319/oz), Windfall (US$46/oz) and Corporate (US$17/oz). Salares Norte AIC included costs for the project but marginal gold equivalent production for the quarter as first gold was delivered on 28 March 2024. Group AIC for the mining operations (excluding Salares Norte, Windfall and Corporate) were US$1,733/oz (Q1 2023: US$1,142/oz and Q4 2023: US$1,321/oz). Returning production to normalised levels at the operations affected by weather-related and operational challenges is key in the short-term to addressing the material cost increases experienced in the quarter. To address this our current Asset Optimisation programme includes a focus on delivering the 2024 operating plan and proactively identifying medium to longer term opportunities across the business. This involves completing detailed asset diagnostics to assess current performance, outlining potential opportunities, defining improvement initiatives based on constraints and key levers, establishing project charters and developing execution plans with senior asset leaders to deliver and embed priority projects. These initiatives represent operating effectiveness, volume, work quality and elimination of wastage that contribute to improving the AISC. These will be crucial for the long-term sustainability of our operations to offset the risk of margin erosion through persistent inflation. In addition, unit costs and global cost curve position are key considerations for assessing reserve replacement, growth and disposal opportunities as we manage our portfolio to improve the quality and value of the ounces that we produce. An example is the Salares Norte project which with a life of mine AIC of US$820/eq oz (Real 2024$) is expected to markedly improve the group’s AIC. Delivery of the Salares Norte ramp up On 28 March 2024 the Salares Norte project commenced production delivering first gold, a significant milestone for the project that Gold Fields has taken from discovery, through resource and reserve development and project development into production over a 13 year journey. Circuit A and Circuit B of the processing plant, which collectively account for 85% of the annual gold equivalent production, are being commissioned with operational control being handed over to the operational teams. Focus now is on ramp up of the project which is progressing, albeit slower than anticipated due to the impacts of recent early winter weather events. Gold equivalent production for 2024 is now expected to be between 220koz and 240koz at an AIC of US$1,840/eq oz – US$2,010/eq oz. Average gold equivalent production for the first five full years of mine life (2025 – 2029) is expected to be 485koz per annum at an AIC of US$790/eq oz (in real 2024$ terms), while gold equivalent ounces produced over the life of mine (2025 – 2033) is expected to be 360koz per annum at an AIC of US$820/eq oz (in real 2024$ terms). The total project capital cost remains in line with the guidance at US$1,180m – US$1,200m. Salares Norte is expected to have one of the industry's lower cost profiles and a payback period of less than three years at current gold prices contributing meaningfully to our future cash flows, particularly over the next 3 to 4 years. We are undertaking extensive exploration drilling to identify further opportunities to extend the Salares Norte life of mine and expect to spend approximately US$23m on exploration drilling and greenfields opportunities in the area during 2024. Continuing to improve the value and quality of our portfolio Update on Tarkwa/Iduapriem Joint Venture In March 2023 we announced the proposed joint venture between our Tarkwa mine and AngloGold Ashanti’s neighbouring Iduapriem mine in Ghana, that has the potential to create Africa’s largest gold mine. In addition to leveraging operating efficiencies to unlock higher grades and enabling an extension of life to at least 18 years, the joint venture creates compelling shared value for all stakeholders. Since the announcement, AngloGold Ashanti and ourselves have been in ongoing engagement with the Government of Ghana with respect to the proposed transaction. While significant progress has been made agreement has not yet been reached. We will continue to keep the market updated on any developments in this regard. 2 Gold Fields Operational Update March Quarter 2024 Update on Windfall project The Windfall Project in Québec, Canada, which is a 50:50 JV with Canada’s Osisko Mining, is a unique growth opportunity for Gold Fields to partner with Osisko mining to develop a world-class orebody in a sought after, Tier 1 mining jurisdiction. The project’s environmental impact assessment (EIA) was submitted to the regulator in December 2023 with a decision expected by late 2024/early 2025. Once the EIA is approved, construction of the mine will commence, and Gold Fields will settle the C$300m balance of the acquisition price. As part of the partnership, Gold Fields has also acquired a 50% interest in Osisko’s highly prospective Urban Barry and Quévillon district exploration tenements, which total approximately 2,400km2. These will be co-explored and co-developed with Osisko, with Gold Fields funding the first C$75m in regional exploration for the first seven years of the partnership, after which time exploration spend will be shared on a 50:50 basis. Continuing progress towards meeting our 2030 ESG targets During Q1 2024, we made further progress in our journey to achieving the 2030 targets for our six priority ESG areas with a key focus on safety with the appointment of DSS+ as detailed above. Our consistent investments in renewable electricity projects over the past four years are paying dividends in the form of greater energy supply security, reduced energy costs and, of course, a reduction in our carbon emissions. We have made further progress in the year to date. In February 2024, our Board approved the renewable power project at St Ives at a total cost of approximately A$296m (US$195m) with construction commencing in early May. The renewables hub will be the largest in the Group’s portfolio and is expected to provide 73% of St Ives’ energy requirements and deliver a material reduction in the cost of energy for the mine once operational toward the end of 2025. It is set to help reduce the mine’s Scope 1 and 2 emissions by an estimated 50% in 2030 against the 2016 baseline, while increasing the renewables component in the Group electricity mix to 24% from 17% at the end of 2023. In April, we also announced the expansion of our Granny Smith solar plant from 8MW to 19MW, with construction set to commence in June 2024. Among other ESG highlights, our female representation was at 25% at year-end (FY 2022: 23%), over 50% of which are women in core mining roles. We distributed US$3.8bn in value to national economies. Of this, US$1bn – 33% of the total – was shared with our host communities through employment and procurement, as well as SED investments. These achievements and other ESG highlights and challenges are discussed in detail in our 2023 Integrated Annual Report (IAR) suite of reports which was published at the end of March 2024. Financial performance Net debt at the end of the quarter was US$1,143m, compared to US$1,024m at 31 December 2023. The balance sheet remains strong, with net debt to EBITDA at the end of the quarter of 0.51x, compared to 0.42x at 31 December 2023. Gold Fields’ US$500m current outstanding bond becomes redeemable on 15 May 2024. The bond will be redeemed using a portion of the group’s US$1.2bn group revolving credit facility. Update on change to our operating model and executive leadership team The process to transition our operating model from a three-layered organisation (group, region, asset) to a two-layer global functional guidance model (group, assets) is progressing well. The new operating model will provide stronger functional leadership, guidance and support to the assets who, in turn, will be responsible for ensuring safe, reliable and cost-effective production. This structure will also provide more agility as the portfolio evolves. With the regional layer removed, the group’s Australian and African operations will report into Martin Preece, who has been appointed as the Chief Operating Officer (COO). Stuart Mathews, who was previously EVP Australia, retired from Gold Fields, and Joshua Mortoti who was previously EVP: Ghana left the company. Both EVP roles will not be replaced as we transition to the new operating model. The Cerro Corona and Salares Norte mines in South America will continue to report to the EVP South America. As previously indicated Paul Schmidt, has retired as CFO and as a Board member effective from 1 May 2024. The search for a new CFO is in final stages and we expect to make an announcement over the next few months. Until the new CFO is appointed, Alex Dall, the VP Corporate Finance, will act as CFO. Mariette Steyn has been appointed to replace Naseem Chohan as EVP Sustainable Development from 1 June onwards. Naseem will be going on retirement this year and will work with Mariette to ensure a smooth transition. 2024 production and cost guidance unchanged Despite the challenges experienced in the quarter, annual group production and cost guidance for 2024 remain unchanged. 2024 group attributable gold equivalent production (excluding Asanko) is expected to be between 2.33Moz and 2.43Moz, albeit gold production will be weighted to the second half of 2024. Group AISC is expected to be between US$1,410/oz and US$1,460/oz while AIC is guided to be between US$1,600/oz and US$1,650/oz for the year. These include approximately US$60/oz for the 2024 capital expenditure on the St Ives renewable energy project. Excluding the costs for this project, the range for AISC is US$1,350/oz – US$1,400/oz and US$1,540/oz to US$1,590/oz for AIC. Capital expenditure for the year is guided at US$1.130bn - US$1.190bn while sustaining capital is guided to be between US$860m and US$890m (including A$200m (US$132m) to be spent in 2024 on the St Ives renewable project). Non-sustaining capex is expected to be US$270m - US$300m, with the largest component of this being the Salares Norte capital of US$148m and Windfall capital of US$56m. The above is subject to the forward-looking statement on page 17. Mike Fraser Chief Executive Officer 07 May 2024 Gold Fields Operational Update March Quarter 2024 3 Key statistics United States Dollar Quarter Figures in millions unless otherwise stated March 2024 December 2023 March 2023 Gold produced* oz (000) 464 608 577 – Continuing operations oz (000) 464 594 563 – Discontinued operations^ oz (000) n/a 14 14 Tonnes milled/treated 000 9,904 10,653 10,699 – Continuing operations 000 9,904 9,984 9,994 – Discontinued operations^ 000 n/a 669 705 Revenue (excluding Asanko) US$/oz 2,079 1,987 1,901 Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko) US$/tonne 51 54 51 AISC US$/oz 1,738 1,372 1,152 – Continuing operations US$/oz 1,738 1,356 1,149 – Discontinued operations^ US$/oz n/a 2,060 1,268 Total AIC US$/oz 2,115 1,632 1,343 – Continuing operations US$/oz 2,115 1,618 1,341 – Discontinued operations^ US$/oz n/a 2,248 1,394 Net debt US$m 1,143 1,024 875 Net debt (excluding lease liabilities) US$m 720 588 454 Net debt to adjusted EBITDA ratio 0.51 0.42 0.36 * Gold produced in this table is attributable and includes Gold Fields’ share of 45% in Asanko. ^ Asanko was sold in Q1 2024 and the results from the operation have been excluded. At 31 March 2024, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share). Gold produced and sold throughout this report includes copper gold equivalents of approximately 5% of Group production. AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices. Figures may not add as they are rounded independently. All-in cost reconciliation United States Dollar Quarter Figures in millions unless otherwise stated March 2024 December 2023 March 2023 AIC for mining operations US$/oz 1,733 1,321 1,142 Salares Norte US$/oz 319 243 183 Total AIC for mining operations including Salares Norte (page 6) US$/oz 2,052 1,564 1,325 Windfall US$/oz 46 36 — Corporate and other US$/oz 17 32 18 Total AIC US$/oz 2,115 1,632 1,343 Currencies and metal prices United States Dollar Quarter Figures in millions unless otherwise stated March 2024 December 2023 March 2023 US$1-ZAR 18.87 18.73 17.75 A$-US$ 0.66 0.65 0.68 Gold price (US$/oz) 2,079 1,987 1,901 Copper price (US$/tonne) 8,444 8,169 8,930 4 Gold Fields Operational Update March Quarter 2024

STOCK DATA FOR THE THREE MONTHS ENDED 31 MARCH 2024 Number of shares in issue NYSE – (GFI) – at 31 March 2024 895,024,247 Range – Quarter US$12.37 – US$15.89 – average for the period 894,450,228 Average Volume – Quarter 4,437,912 shares/day Free float 100 per cent JSE Limited – (GFI) ADR ratio 1:1 Range – Quarter ZAR228.60 - ZAR303.90 Bloomberg/Reuters GFISJ/GFLJ.J Average volume – Quarter 2,655,954 shares/day Gold Fields Operational Update March Quarter 2024 5 Salient features and cost benchmarks United States Dollar South African Rand Figures are in millions unless otherwise stated Total Mine operations and projects South America Region Ghana Region South African Region Total Peru Chile Ghana Total Cerro Corona Salares Norte Project Total Tarkwa Damang South Deep South Deep Operating results Ore milled/treated (000 tonnes) Mar 2024 9,904 1,594 1,590 4 4,923 3,683 1,240 729 729 Dec 2023 9,984 1,543 1,531 12 4,697 3,491 1,206 800 800 Mar 2023 9,994 1,687 1,687 — 4,617 3,435 1,182 742 742 Yield (grams per tonne) Mar 2024 1.5 0.8 0.8 0.1 1.1 1.1 0.9 2.5 2.5 Dec 2023 1.9 1.1 1.1 — 1.1 1.2 0.8 3.3 3.3 Mar 2023 1.8 1.4 1.4 — 1.2 1.3 1.0 3.7 3.7 Gold produced (000 managed equivalent ounces) Mar 2024 482.7 42.0 42.0 — 166.3 131.8 34.6 58.3 1,814 Dec 2023 613.3 52.2 52.2 — 167.2 134.4 32.9 85.8 2,669 Mar 2023 584.1 75.1 75.1 — 178.3 138.8 39.5 87.9 2,734 Gold produced (000 attributable equivalent ounces) Mar 2024 463.8 41.8 41.8 — 149.7 118.6 31.1 56.3 1,750 Dec 2023 593.3 51.9 51.9 — 150.5 120.9 29.6 82.8 2,574 Mar 2023 562.8 74.7 74.7 — 160.4 124.9 35.5 84.8 2,636 Gold sold (000 managed equivalent ounces) Mar 2024 468.9 41.7 41.7 — 160.8 127.3 33.5 53.5 1,666 Dec 2023 609.5 57.6 57.6 — 163.4 130.9 32.4 88.7 2,759 Mar 2023 594.4 76.8 76.8 — 238.2 197.7 40.5 87.1 2,708 Cost of sales before amortisation and depreciation (million) Mar 2024 (505.0) (26.5) (49.3) 22.9 (191.0) (131.5) (59.5) (76.8) (1,449.2) Dec 2023 (519.8) (25.9) (51.8) 25.9 (198.5) (102.3) (96.2) (80.3) (1,506.1) Mar 2023 (458.0) (38.8) (45.0) 6.2 (126.4) (83.1) (43.3) (93.1) (1,651.7) Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne) Mar 2024 51 39 32 2,622 30 32 25 111 2,094 Dec 2023 54 43 39 602 38 40 32 98 1,835 Mar 2023 51 32 31 — 36 33 43 106 1,888 Sustaining capital (million) Mar 2024 (174.2) (28.1) (5.4) (22.7) (57.4) (54.4) (2.9) (18.1) (340.9) Dec 2023 (182.0) (48.6) (8.3) (40.3) (43.3) (43.1) (0.2) (32.9) (612.5) Mar 2023 (158.7) (34.0) (3.4) (30.6) (57.6) (55.8) (1.8) (18.6) (329.3) Non-sustaining capital (million) Mar 2024 (130.0) (111.2) (0.1) (111.1) — — — — — Dec 2023 (113.7) (95.4) (3.0) (92.4) — — — — — Mar 2023 (86.3) (66.8) (5.1) (61.7) — — — — — Total capital expenditure (million) Mar 2024 (304.2) (139.3) (5.5) (133.8) (57.4) (54.4) (2.9) (18.1) (340.9) Dec 2023 (295.7) (144.0) (11.3) (132.7) (43.3) (43.1) (0.2) (32.9) (612.5) Mar 2023 (245.0) (100.8) (8.5) (92.3) (57.6) (55.8) (1.8) (18.6) (329.3) All-in sustaining costs (Dollar per ounce) Mar 2024 1,724 2,2751 1,076 — 1,816 1,751 2,063 1,886 1,144,350 Dec 2023 1,324 2,2491 765 — 1,684 1,311 3,189 1,320 794,436 Mar 2023 1,131 5831 (230) — 1,160 1,131 1,263 1,317 751,830 Total all-in cost (Dollar per ounce) Mar 2024 2,052 8,1131 1,116 — 1,816 1,751 2,063 1,886 1,144,350 Dec 2023 1,548 5,9091 907 — 1,684 1,311 3,189 1,320 794,436 Mar 2023 1,323 2,5161 (86) — 1,175 1,131 1,329 1,317 751,830 Average exchange rates were US$1 = R18.87, US$1 = R18.73 and US$1 = R17.75 for the March 2024, December 2023 and March 2023 quarters respectively. The Australian/US Dollar exchange rates were A$1 = US$0.66, A$1 = US$0.65 and A$1 = US$0.68 for the March 2024, December 2023 and March 2023 quarters respectively. Figures may not add as they are rounded independently. 1 Includes AIC with no gold sold for Salares Norte as the project is still under construction. 6 Gold Fields Operational Update March Quarter 2024 Salient features and cost benchmarks continued United States Dollar Australian Dollar Figures are in millions unless otherwise stated Australia Region Australia Region Australia Australia Total Agnew St Ives Granny Smith Gruyere 50% Total Agnew St Ives Granny Smith Gruyere 50% Operating results Ore milled/treated (000 tonnes) Mar 2024 2,657 288 1,011 389 969 2,657 288 1,011 389 969 Dec 2023 2,943 319 1,052 465 1,107 2,943 319 1,052 465 1,107 Mar 2023 2,949 318 990 407 1,234 2,949 318 990 407 1,234 Yield (grams per tonne) Mar 2024 2.5 5.8 2.1 4.9 1.0 2.5 5.8 2.1 4.9 1.0 Dec 2023 3.3 7.4 3.2 5.7 1.0 3.3 7.4 3.2 5.7 1.0 Mar 2023 2.6 4.7 2.9 4.6 1.0 2.6 4.7 2.9 4.6 1.0 Gold produced (000 managed equivalent ounces) Mar 2024 216.0 53.3 68.9 61.7 32.2 216.0 53.3 68.9 61.7 32.2 Dec 2023 308.1 76.0 109.4 85.4 37.3 308.1 76.0 109.4 85.4 37.3 Mar 2023 242.8 48.0 92.7 60.8 41.3 242.8 48.0 92.7 60.8 41.3 Gold produced (000 attributable equivalent ounces) Mar 2024 216.0 53.3 68.9 61.7 32.2 216.0 53.3 68.9 61.7 32.2 Dec 2023 308.1 76.0 109.4 85.4 37.3 308.1 76.0 109.4 85.4 37.3 Mar 2023 242.8 48.0 92.7 60.8 41.3 242.8 48.0 92.7 60.8 41.3 Gold sold (000 managed equivalent ounces) Mar 2024 212.8 53.7 73.8 53.0 32.3 212.8 53.7 73.8 53.0 32.3 Dec 2023 299.7 73.9 103.4 85.4 37.0 299.7 73.9 103.4 85.4 37.0 Mar 2023 248.6 47.8 98.0 60.9 41.8 248.6 47.8 98.0 60.9 41.8 Cost of sales before amortisation and depreciation (million) Mar 2024 (210.8) (46.8) (88.2) (47.9) (27.9) (320.4) (71.2) (134.1) (72.8) (42.3) Dec 2023 (215.1) (49.0) (84.3) (55.8) (26.0) (330.1) (75.2) (129.3) (85.7) (40.1) Mar 2023 (199.8) (45.5) (73.0) (50.5) (30.7) (292.1) (66.6) (106.8) (73.9) (44.9) Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne) Mar 2024 80 183 77 152 24 122 277 117 231 37 Dec 2023 73 155 82 117 22 112 238 126 180 34 Mar 2023 72 152 84 131 22 105 222 122 192 33 Sustaining capital (million) Mar 2024 (70.6) (11.2) (31.8) (10.4) (17.2) (107.4) (17.1) (48.3) (15.8) (26.2) Dec 2023 (57.2) (16.8) (12.4) (9.2) (18.7) (87.7) (25.7) (19.3) (14.2) (28.5) Mar 2023 (48.5) (11.9) (14.4) (14.2) (8.0) (70.9) (17.4) (21.1) (20.8) (11.7) Non-sustaining capital (million) Mar 2024 (18.8) (5.1) (5.7) (8.0) — (28.6) (7.8) (8.6) (12.2) — Dec 2023 (18.3) (2.0) (8.5) (7.8) — (28.1) (3.2) (13.0) (11.9) — Mar 2023 (19.5) (7.6) (4.2) (7.7) — (28.5) (11.1) (6.2) (11.3) — Total capital expenditure (million) Mar 2024 (89.4) (16.3) (37.5) (18.4) (17.2) (136.0) (24.9) (56.9) (28.0) (26.2) Dec 2023 (75.5) (18.8) (20.9) (17.0) (18.7) (115.8) (28.9) (32.3) (26.1) (28.5) Mar 2023 (68.0) (19.5) (18.6) (21.9) (8.0) (99.4) (28.5) (27.3) (32.1) (11.7) All-in sustaining costs (Dollar per ounce) Mar 2024 1,560 1,317 1,811 1,350 1,737 2,371 2,002 2,753 2,051 2,639 Dec 2023 1,040 1,034 1,053 888 1,366 1,595 1,584 1,616 1,363 2,094 Mar 2023 1,134 1,390 999 1,200 1,061 1,658 2,032 1,461 1,756 1,552 Total all-in cost (Dollar per ounce) Mar 2024 1,690 1,486 1,943 1,512 1,742 2,569 2,258 2,954 2,299 2,647 Dec 2023 1,122 1,096 1,166 986 1,366 1,721 1,680 1,789 1,514 2,094 Mar 2023 1,239 1,580 1,079 1,340 1,077 1,812 2,311 1,578 1,960 1,575 Average exchange rates were US$1 = R18.87, US$1 = R18.73 and US$1 = R17.75 for the March 2024, December 2023 and March 2023 quarters respectively. The Australian/US Dollar exchange rates were A$1 = US$0.66, A$1 = US$0.65 and A$1 = US$0.68 for the March 2024, December 2023 and March 2023 quarters respectively. Figures may not add as they are rounded independently. Gold Fields Operational Update March Quarter 2024 7 Review of operations Quarter ended 31 March 2024 compared with quarter ended 31 December 2023 Figures may not add as they are rounded independently. Australia Gruyere Mar 2024 Dec 2023 % Variance Mine physicals in table on a 100% basis Ore mined 000 tonnes 1,023 1,737 (41) % Waste (Capital) 000 tonnes 7,312 8,564 (15) % Waste (Operational) 000 tonnes 254 406 (37) % Total waste mined 000 tonnes 7,566 8,970 (16) % Total tonnes mined 000 tonnes 8,589 10,707 (20) % Grade mined g/t 1.32 1.20 10 % Gold mined 000’oz 43.4 66.8 (35) % Strip ratio waste/ ore 7.4 5.2 42 % Tonnes milled 000 tonnes 1,938 2,213 (12) % Yield g/t 1.03 1.05 (2) % Gold produced 000’oz 64.3 74.7 (14) % Gold sold 000’oz 64.7 74.1 (13) % AIC and Capital in table on a 50% basis AISC A$/oz 2,639 2,094 (26) % US$/oz 1,737 1,366 (27) % AIC A$/oz 2,647 2,094 (26) % US$/oz 1,742 1,366 (28) % Sustaining capital expenditure – 50% basis A$m 26.2 28.5 (8) % US$m 17.2 18.7 (8) % Non-sustaining capital expenditure – 50% basis A$m — — — % US$m — — — % Total capital expenditure – 50% basis A$m 26.2 28.5 (8) % US$m 17.2 18.7 (8) % Gruyere was impacted by substantial rainfall events during March 2024 which resulted in the closure of the Great Central Road on 5 March 2024. This road is the primary access to Gruyere and was subject to substantial damage with ongoing localised flooded sections restricting road access to site for the remainder of the March quarter. Ore processing primarily of low-grade stockpiles continued until 28 March 2024 when a lack of reagents resulted in the closure of the mill and the bringing forward of a planned maintenance shut down. Open pit operations were temporarily restarted after the rainfall until a further closure due to the unavailability of diesel. During April, Gruyere developed options to supply fuel and consumables from South Australia with transport through the Northern Territory and Warburton to the east of Gruyere. Roads along this route were also flooded during March but have since dried sufficiently to restore access albeit over a substantially longer journey. The road was reopened on 30 April 2024. Gold production decreased by 14% to 64,300oz in the March quarter from 74,700z in the December quarter due to a 12% decrease in tonnes milled principally related to the impacts of the rainfall and subsequent shortage of processing consumables and diesel. Focus on pre-stripping of stages 4 and 5 of the Gruyere pit continued during the March quarter, however this was impacted by the rainfall events. Capital waste mined decreased by 15% to 7.31Mt in the March quarter from 8.56Mt in the December quarter and operational waste mined decreased by 37% to 0.25Mt in the March quarter from 0.41Mt in the December quarter. Resultant total waste mined decreased by 16% to 7.57Mt in the March quarter from 8.97Mt in the December quarter. Ore tonnes mined decreased by 41% to 1.02Mt in the March quarter from 1.74Mt in the December quarter due to inaccessibility of the Gruyere pit following the rainfall events and subsequent cessation of mining due to diesel unavailability. Mined grade increased by 10% to 1.32g/t in the March quarter from 1.20g/t in the December quarter due to increased grades of ore mined from Stage 4 of the Gruyere pit. Resultant gold mined decreased by 35% to 43,400oz in the March quarter from to 66,800oz in the December quarter. Total tonnes mined decreased by 20% to 8.59Mt in the March quarter from 10.71Mt in the December quarter. Volumes are expected to increase on the recommencement of mining with signs of improved contractor performance prior to the cessation of mining and the scheduled arrival of additional fleet. AIC increased by 26% to A$2,647oz (US$1,742/oz) in the March quarter from A$2,094oz (US$1,366/oz) in the December quarter due to lower gold sales partially offset by a decrease in capital expenditure. Sustaining and total capital expenditure (on a 50% basis) decreased by 8% to A$26m (US$17m) in the March quarter from A$29m (US$19m) in the December quarter following completion of the pebble crusher upgrade in the December quarter. Granny Smith Mar 2024 Dec 2023 % Variance Underground ore mined 000 tonnes 395 449 (12) % Underground waste mined 000 tonnes 106 105 1 % Total tonnes mined 000 tonnes 501 554 (10) % Grade mined – underground g/t 5.24 6.36 (18) % Gold mined 000’oz 66.5 91.8 (28) % Tonnes milled 000 tonnes 389 465 (16) % Yield g/t 4.93 5.71 (14) % Gold produced 000’oz 61.7 85.4 (28) % Gold sold 000’oz 53.0 85.4 (38) % AISC A$/oz 2,051 1,363 (50) % US$/oz 1,350 888 (52) % AIC A$/oz 2,299 1,514 (52) % US$/oz 1,512 986 (53) % Sustaining capital expenditure A$m 15.8 14.2 11 % US$m 10.4 9.2 13 % Non-sustaining capital expenditure A$m 12.2 11.9 3 % US$m 8.0 7.8 3 % Total capital expenditure A$m 28.0 26.1 7 % US$m 18.4 17.0 8 % Gold production decreased by 28% to 61,700oz in the March quarter from 85,400oz in the December quarter due to lower ore mined at lower grades. 8 Gold Fields Operational Update March Quarter 2024

Mining operations at Granny Smith were impacted by major rainfall events in the March quarter which forced the closure of the Wallaby Mine portal for 5 days and the subsequent ramp up back to full production, resulting in a decrease of 12% in ore mined to 395,000 tonnes from 449,000 tonnes in the December quarter. The portal is positioned above the pit bottom allowing adequate water storage for rain events. The crews were withdrawn as a safety precaution. A project to upgrade the pumping systems and add redundancy is underway and will be accelerated. Grade mined decreased by 18% to 5.24g/t in the March quarter from 6.36g/t in the December quarter after mining a series of high grade stopes in Zone 60 and Zone 110 during the December quarter. As a result of the decrease in ore and grade of ore mined, gold mined decreased by 28% to 66,500oz in the March quarter from 91,800oz in the December quarter. Yield decreased by 14% to 4.93g/t in the March quarter from 5.71g/t in the December quarter, reflecting the decrease in grade of ore mined. AIC increased by 52% to A$2,299/oz (US$1,512/oz) in the March quarter from A$1,514/oz (US$986/oz) in the December quarter due to lower gold sales and higher capital expenditure. Total capital expenditure for the March quarter increased by 7% to A$28m (US$18m) in the March quarter from A$26m (US$17m) in the December quarter. Sustaining capital expenditure increased by 11% to A$16m (US$10m) in the March quarter from A$14m (US$9m) in the December quarter with increased expenditure on underground mine development in the March quarter. Non-sustaining capital expenditure for the March quarter remained similar at A$12m (US$8m). St Ives Mar 2024 Dec 2023 % Variance Underground Ore mined 000 tonnes 407 570 (29) % Waste mined 000 tonnes 168 186 (10) % Total tonnes mined 000 tonnes 576 756 (24) % Grade mined g/t 4.22 5.03 (16) % Gold mined 000’oz 55.3 92.2 (40) % Surface Ore mined 000 tonnes — 229 (100) % Surface waste (Capital) 000 tonnes 2,428 — — % Surface waste (Operational) 000 tonnes — 643 (100) % Total waste mined 000 tonnes 2,428 643 278 % Total tonnes mined 000 tonnes 2,428 872 178 % Grade mined g/t — 2.63 (100) % Gold mined 000’oz — 19.3 (100) % Strip ratio waste/ ore — 2.8 (100) % Total (underground and surface) Total ore mined 000 tonnes 407 799 (49) % Total grade mined g/t 4.22 4.35 (3) % Total tonnes mined 000 tonnes 3,003 1,628 84 % Total gold mined 000’oz 55.3 111.5 (50) % Tonnes milled 000 tonnes 1,011 1,052 (4) % Yield – underground g/t 4.18 4.54 (8) % Yield – surface g/t 0.70 1.75 (60) % Yield – combined g/t 2.12 3.23 (34) % Gold produced 000’oz 68.9 109.4 (37) % Gold sold 000’oz 73.8 103.4 (29) % AISC A$/oz 2,753 1,616 (70) % US$/oz 1,811 1,053 (72) % AIC A$/oz 2,954 1,789 (65) % US$/oz 1,943 1,166 (67) % Sustaining capital expenditure A$m 48.3 19.3 150 % US$m 31.8 12.4 156 % Non-sustaining capital expenditure A$m 8.6 13.0 (34) % US$m 5.7 8.5 (33) % Total capital expenditure A$m 56.9 32.3 76 % US$m 37.5 20.9 79 % Gold production decreased by 37% to 68,900oz in the March quarter from 109,400oz in the December quarter due to a 34% decrease in total yield with less ore at lower grades from the underground mines combined with processing of low grade stockpiles with an average yield of 0.70g/t in the March quarter compared with a 1.75g/t yield in the December quarter from processing material mined from the Thunderer pit which was completed during the December quarter. Gold Fields Operational Update March Quarter 2024 9 Ore mined from underground operations decreased by 29% to 407kt in the March quarter from 570kt in the December quarter due to planned lower availability of underground ore sources from stoping in the March quarter. Waste mined from underground operations decreased by 10% to 168kt in the March quarter from. 186kt in the December quarter, as a consequence of the lower ore mined during the quarter. Resultant total tonnes mined from underground operations decreased by 24% to 576kt in the March quarter from 756kt in the December quarter. Grade mined from underground operations decreased by 16% to 4.22g/t in the March quarter from 5.03g/t in the December quarter, after mining a series of high grade stopes at Invincible during the December quarter. As a result of the 29% decrease in ore tonnes mined and the 16% decrease in grade mined, gold mined from underground operations decreased by 40% to 55,300oz in the March quarter from 92,200oz in the December quarter. No open pit ore mining occurred in the March quarter (December quarter – 229kt). After completing the Thunderer pit at the end of the December quarter, mining activity has moved to pre-stripping the Invincible Footwall South and Swiftsure open pits, resulting in capital waste tonnes mined of 2.43Mt in the March quarter (December quarter – nil). These pits will commence producing ore during the September quarter. AIC increased by 65% to A$2,954/oz (US$1,943/oz) in the March quarter from A$1,789/oz (US$1,166/oz) in the December quarter due to a 29% decrease in gold sold combined with a 76% increase in capital expenditure. Total capital expenditure increased by 76% to A$57m (US$38m) in the March quarter from A$32m (US$21m) in the December quarter. Sustaining capital expenditure increased by 150% to A$48m (US$32m) in the March quarter from A$19m (US$12m) in the December quarter with A$28m (US$18m) spend on pre-stripping of the Invincible Footwall South and Swiftsure open pits (December quarter – nil). Expenditure on the St Ives microgrid project commenced during the March quarter (A$3m) and will continue for the rest of 2024, with A$200m (US$132m) out of the total project of A$296m (US$195m) planned in 2024. Non-sustaining capital decreased by 34% to A$9m (US$6m) in the March quarter from A$13m (US$9m) in the December quarter due to lower development and infrastructure spend at the Invincible Deeps underground operation. Agnew Mar 2024 Dec 2023 % Variance Underground Underground ore mined 000 tonnes 280 316 (11) % Underground waste mined 000 tonnes 139 179 (22) % Total tonnes mined 000 tonnes 419 495 (15) % Grade mined – underground g/t 6.36 7.98 (20) % Gold mined 000’oz 57.2 81.0 (29) % Surface Ore mined 000 tonnes — — 100 % Surface waste (Capital) 000 tonnes 626 291 115 % Surface waste (Operational) 000 tonnes — — (100) % Total waste mined 000 tonnes 626 291 115 % Total tonnes mined 000 tonnes 626 291 115 % Total (underground and surface) Total ore mined 000 tonnes 280 316 (11) % Total grade mined g/t 6.36 7.98 (20) % Total tonnes mined 000 tonnes 1,045 786 33 % Total gold mined 000’oz 57.2 81.0 (29) % Tonnes milled 000 tonnes 288 319 (10) % Yield – underground g/t 5.76 7.40 (22) % Yield – surface g/t — — — % Yield – combined g/t 5.76 7.40 (22) % Gold produced 000’oz 53.3 76.0 (30) % Gold sold 000’oz 53.7 73.9 (27) % AISC A$/oz 2,002 1,584 (26) % US$/oz 1,317 1,034 (27) % AIC A$/oz 2,258 1,680 (34) % US$/oz 1,486 1,096 (36) % Sustaining capital expenditure A$m 17.1 25.7 (33) % US$m 11.2 16.8 (33) % Non-sustaining capital expenditure A$m 7.8 3.2 144 % US$m 5.1 2.0 155 % Total capital expenditure A$m 24.9 28.9 (14) % US$m 16.3 18.8 (13) % Gold production decreased by 30% to 53,300oz in the March quarter from 76,000oz in the December quarter due to lower grades and volumes of ore mined and processed. Ore mined from underground mines decreased by 11% to 280kt in the March quarter from 316kt in the December quarter and waste mined decreased by 22% to 139kt in the March quarter from 179kt in the December quarter with material movement impacted in the Kath orebody at Waroonga by ventilation restrictions following the failure of the primary ventilation fan which has subsequently been remediated. 10 Gold Fields Operational Update March Quarter 2024 Overall grade mined from underground mines decreased by 20% to 6.36g/t in the March quarter from 7.98g/t in the December quarter, with the deferral of higher-grade ore from Waroonga resulting from the primary fan issues. Resultant gold mined from underground operations decreased by 29% to 57,200oz in the March quarter from 81,000oz in the December quarter. Capital waste mined at the Barren Lands pit increased by 115% to 626kt in the March quarter from 291kt in the December quarter, representing works on a minor cutback at the east wall of the pit to ensure long term pit stability whilst being utilised to provide access to the Barren Lands and Redeemer Underground Complexes. The rectification works were completed in the March quarter. Tonnes milled decreased by 10% to 288kt in the March quarter from 319kt in the December quarter due to the decrease in ore mined, and yield decreased by 22% to 5.76g/t in the March quarter from 7.40g/t in the December quarter, reflecting the decrease in grade of ore mined. AIC increased by 34% to A$2,258/oz (US$1,486oz) in the March quarter from A$1,680/oz (US$1,096oz) in the December quarter due primarily to the decrease in gold sold, partially offset by lower capital expenditure. Total capital expenditure decreased by 14% to A$25m (US$16m) in the March quarter from A$29m (US$19m) in the December quarter. Sustaining capital expenditure decreased by 33% to A$17m (US$11m) in the March quarter from A$26m (US$17m) in the December quarter reflecting lower mine development at Waroonga due to the primary ventilation fan failure. Non-sustaining capital expenditure increased by 144% to A$8m (US$5m) in the March quarter from A$3m (US$2m) in the December quarter reflecting increased costs at the Barren Lands and Redeemer Underground Complexes including commencement of the decline and establishment of surface infrastructure. South Africa South Deep Mar 2024 Dec 2023 % Variance Ore mined 000 tonnes 334 434 (23) % Waste mined 000 tonnes 110 105 5 % Total tonnes 000 tonnes 444 539 (18) % Grade mined – underground reef g/t 5.25 6.50 (19) % Grade mined – underground total g/t 3.95 5.24 (25) % Gold mined kg 1,753 2,823 (38) % 000’oz 56.4 90.8 (38) % Development m 2,934 2,740 7 % Secondary support m 2,103 2,154 (2) % Backfill m3 109,663 123,155 (11) % Ore milled – underground reef 000 tonnes 345 383 (10) % Ore milled – underground waste 000 tonnes 70 69 1 % Total underground tonnes milled 000 tonnes 415 452 (8) % Ore milled – surface 000 tonnes 314 348 (10) % Total tonnes milled 000 tonnes 729 800 (9) % Yield – underground reef g/t 5.13 6.83 (25) % Surface yield g/t 0.14 0.14 — % Total yield g/t 2.49 3.33 (25) % Gold produced kg 1,814 2,669 (32) % 000’oz 58.3 85.8 (32) % Gold sold kg 1,666 2,759 (40) % 000’oz 53.5 88.7 (40) % AISC R/kg 1,144,350 794,436 (44) % US$/oz 1,886 1,320 (43) % AIC R/kg 1,144,350 794,436 (44) % US$/oz 1,886 1,320 (43) % Sustaining capital expenditure Rm 340.9 612.5 (44) % US$m 18.1 32.9 (45) % Non-sustaining capital expenditure Rm — — — % US$m — — — % Total capital expenditure Rm 340.9 612.5 (44) % US$m 18.1 32.9 (45) % Total tonnes mined in the March quarter decreased by 18% to 444kt from 539kt in the December quarter following the fatal incident on 2 January 2024. This was compounded by reduced stope access, due to increased backfill rehandling, and slower stope turnaround in current destress cuts. Consequently, gold produced decreased by 32% to 1,814kg (58,300oz) in the March quarter from 2,669kg (85,800oz) in the December quarter, which was also negatively impacted by grade. Reef grade mined decreased by 19% to 5.25g/t in the March quarter from 6.50g/t in the December quarter, this drop is in line with the business plan which is largely driven by the mining footprint. Total underground tonnes processed decreased by 8% to 415kt in the March quarter from 452kt in the December quarter in line with the lower volumes mined. Gold Fields Operational Update March Quarter 2024 11 Total development increased by 7% to 2,934m in the March quarter from 2,740m in the December quarter as new cut development matured into multiple ends enabling better efficiencies. Backfill decreased by 11% to 109,663m3 in the March quarter from 123,155m3 in the December quarter due to reduced stopes available for backfilling during the quarter. Reef yield decreased by 25% to 5.13g/t in the March quarter from 6.83g/t in the December quarter in line with reduced reef grade, both plant and mine call factors are in line with the business plan. Surface tonnes processed decreased by 10% to 314kt in the March quarter from 348kt in the December quarter due to water constraints as a result of lower-than-normal seasonal rainfall negatively impacting dam levels. Surface yield remained consistent at 0.14g/t in the March quarter. AIC increased by 44% to R1,144,350/kg (US$1,886/oz) in the March quarter from R794,436/kg (US$1,320/oz) in the December quarter, mainly due to the 40% decrease in gold sold quarter on quarter, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure in the current quarter. Sustaining and total capital expenditure decreased by 44% to R341m (US$18m) in the March quarter from R613m (US$33m) in the December quarter. The decrease is mainly due to the slow start up of the sustaining projects and the old return water dam upgrade as well as the delivery of replacement fleet in the December quarter, with deliveries in 2024 only planned for later in the year. Ghana Damang Mar 2024 Dec 2023 % Variance Ore mined 000 tonnes — 245 (100) % Waste (Capital) 000 tonnes — — — % Waste (Operational) 000 tonnes — 91 (100) % Total waste mined 000 tonnes — 91 (100) % Total tonnes mined 000 tonnes — 336 (100) % Strip ratio waste/ ore — 0.4 (100) % Grade mined g/t — 1.15 (100) % Gold mined 000’oz — 9.1 (100) % Tonnes milled 000 tonnes 1,240 1,206 3 % Yield g/t 0.87 0.85 2 % Gold produced 000’oz 34.6 32.9 5 % Gold sold 000’oz 33.5 32.4 3 % AISC US$/oz 2,063 3,189 35 % AIC US$/oz 2,063 3,189 35 % Sustaining capital expenditure US$m 2.9 0.2 1350 % Non-sustaining capital expenditure US$m — — — % Total capital expenditure US$m 2.9 0.2 1350 % Gold production increased by 5% to 34,600oz in the March quarter from 32,900oz in the December quarter due to higher head grade feed and increased plant throughput. Yield increased by 2% to 0.87g/t in the March quarter from 0.85g/t in the December quarter due to the higher grade feed from stockpiles in the March quarter. Mining was completed in the December quarter resulting in the rehandling and treatment of stockpiles in the March quarter. 1,240kt of ore was fed from stockpiles at a grade of 0.96g/t in the March quarter compared to 243kt at 1.15g/t from ex-pit and 963kt from stockpile at a grade of 0.83g/t in the December quarter. There was no material fed from ex-pit in the March quarter due to the completion of Huni and Lima Kwesi Gap pits in the December quarter. AIC decreased by 35% to US$2,063/oz in the March quarter from US$3,189/oz in the December quarter, mainly due to higher gold sold, and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure. Cost of sales before depreciation and amortisation decreased mainly due to a lower GIP charge to cost. In the March quarter, the GIP charge to cost was US$29m compared with US$57m in the December quarter which included a US$34m net realisable value adjustment of US$34m of the stockpiles. Excluding the GIP movements for the March quarter, which were all non-cash, AIC would have been US$1,209/oz which is 16% lower than the December quarter of US$1,432/oz applying the same adjustment. Sustaining and total capital expenditure increased by 1,350% to US$2.9m in the March quarter from US$0.2m in the December quarter due to timing of capital expenditure on Far East Tailings Storage Facility raise. Tarkwa Mar 2024 Dec 2023 % Variance Ore mined 000 tonnes 3,314 4,440 (25) % Waste (Capital) 000 tonnes 9,357 5,943 57 % Waste (Operational) 000 tonnes 9,749 11,373 (14) % Total waste mined 000 tonnes 19,106 17,316 10 % Total tonnes mined 000 tonnes 22,420 21,756 3 % Strip ratio waste/ ore 5.8 3.9 49 % Grade mined g/t 1.27 1.27 — % Gold mined 000’oz 135.6 181.3 (25) % Tonnes milled 000 tonnes 3,683 3,491 5 % Yield g/t 1.11 1.20 (7) % Gold produced 000’oz 131.8 134.4 (2) % Gold sold 000’oz 127.3 130.9 (3) % AISC US$/oz 1,751 1,311 (34) % AIC US$/oz 1,751 1,311 (34) % Sustaining capital expenditure US$m 54.4 43.1 26 % Non-sustaining capital expenditure US$m — — — % Total capital expenditure US$m 54.4 43.1 26 % Gold production decreased by 2% to 131,800oz in the March quarter from 134,400oz in the December quarter due to lower average head grade of ore tonnes processed partially offset by higher processing throughput. In the March quarter, 2.22Mt was fed from ex-pit at a grade of 1.44g/t and 1.47Mt from stockpiles at a grade of 0.79g/t compared to 3.04Mt at 1.39g/t from ex-pit and 0.45Mt from stockpiles at a grade of 0.75g/t in the December quarter. As a result of processing higher volume of lower grade ore from stockpiles in the March quarter, the yield decreased by 7% to 1.11g/t in the March quarter from 1.20g/t in the December quarter. Total tonnes mined increased by 3% to 22.4Mt in the March quarter from 21.8Mt in the December quarter due to higher equipment availability in Zone 1. Ore mined decreased by 25% to 3.3Mt in the March quarter from 4.4Mt in the December quarter due to increased capital waste stripping in line with the mining sequence. Ore mined tonnes are expected to increase over the remainder of 2024. Operational waste decreased by 14% to 9.7Mt in the March quarter from 11.4Mt in the December quarter, while capital waste increased by 57% to 9.4Mt in the March quarter from 5.9Mt in the December quarter in line with the mining sequence. 12 Gold Fields Operational Update March Quarter 2024

Gold mined decreased by 25% to 135,600oz in the March quarter from 181,300oz in the December quarter due to lower ore tonnes mined.

AIC increased by 34% to US$1,751/oz in the March quarter from US$1,311/oz in the December quarter due to lower gold sold, higher cost of sales before amortisation and depreciation and higher capital expenditure.

Cost of sales before amortisation and depreciation increased due to higher GIP cost. For the March quarter, the GIP charge to cost was US$31m compared to a GIP credit to cost of US$37m in the December quarter. In the March quarter, 0.57Mt was depleted from stockpile compared to the addition of 0.83Mt in the December quarter.

Sustaining and total capital expenditure increased by 26% to US$54m in the March quarter from US$43m in the December quarter due to higher capital waste stripping of 9.4Mt in the March quarter compared to 5.9Mt in the December quarter.

South America region

Chile

Salares Norte

		Mar 2024	Dec 2023	% Variance
Ore mined	000 tonnes	**1,415**	719	97 %
Waste (capital)	000 tonnes	**6,637**	8,172	(19)%
Waste (operational)	000 tonnes	**1,741**	1,164	50 %
Total waste mined	000 tonnes	**8,378**	9,336	(10)%
Total tonnes mined	000 tonnes	**9,793**	10,055	(3)%
Grade mined – gold	g/t	**4.61**	5.15	(10)%
Grade mined – silver	g/t	**136.55**	89.10	53 %
Gold mined	000'oz	**209.8**	119.2	76 %
Silver mined	000'oz	**6,210**	2,060	201 %
Strip ratio	waste/ ore	**5.9**	13.0	(55)%
Tonnes milled	000 tonnes	**4**	12	(67)%
Sustaining capital expenditure	US$m	**22.7**	40.3	(44)%
Non-sustaining expenditure	US$m	**111.1**	92.4	20 %
Total capital expenditure	US$m	**133.8**	132.7	1 %

The Salares Norte project continued progressing during Q1 2024. Total project progress was 99.7% at the end of March 2024 compared to 98.0% at the end of December 2023.

First gold was produced on 28 March which comprised 19oz gold and 93oz silver.

Total tonnes mined decreased by 3% to 9.8Mt in the March quarter from 10.1Mt in the December quarter, in line with the mining plan.

Ore mined increased by 97% to 1,415kt in the March quarter from 719kt in the December quarter, while total waste mined decreased by 10% to 8,378kt in the March quarter from 9,336kt in the December quarter, in line with the mining plan.

Tonnes milled decreased by 67% to 4kt in the March quarter from 12kt in the December quarter.

Exploration drilling decreased to 3,554 metres in the March quarter from 5,547 metres drilled in the December quarter.

Non-sustaining capital expenditure increased by 20% to US$111m in the March quarter from US$92m in the December quarter mainly due to prioritising Salares Norte Project construction and completion activities (pre-commissioning and commissioning).

Peru

Cerro Corona

		Mar 2024	Dec 2023	% Variance
Ore mined	000 tonnes	**1,934**	3,543	(45)%
Waste mined	000 tonnes	**2,771**	3,093	(10)%
Total tonnes mined	000 tonnes	**4,705**	6,636	(29)%
Grade mined – gold	g/t	**0.49**	0.54	(9)%
Grade mined – copper	per cent	**0.35**	0.38	(8)%
Gold mined	000'oz	**30.3**	61.7	(51)%
Copper mined	000 tonnes	**6,693**	13,628	(51)%
Strip ratio	waste/ ore	**1.4**	0.9	56 %
Tonnes milled	000 tonnes	**1,590**	1,531	4 %
Gold recovery	per cent	**71.4**	73.4	(3)%
Copper recovery	per cent	**88.6**	89.5	(1)%
Yield – Gold	g/t	**0.41**	0.55	(25)%
– Copper	per cent	**0.35**	0.43	(19)%
– Combined	eq g/t	**0.82**	1.06	(23)%
Gold produced	000'oz	**20.2**	25.9	(22)%
Copper produced	tonnes	**5,371**	6,359	(16)%
Total equivalent gold produced	000' eq oz	**42.0**	52.2	(20)%
Total equivalent gold sold	000' eq oz	**41.7**	57.6	(28)%
AISC	US$/oz	**1,076**	765	(41)%
AISC	US$/ eq oz	**1,548**	1,296	(19)%
AIC	US$/oz	**1,116**	907	(23)%
AIC	US$/ eq oz	**1,568**	1,368	(15)%
Sustaining capital expenditure	US$m	**5.4**	8.3	(35)%
Non-sustaining capital expenditure	US$m	**0.1**	3.0	(97)%
Total capital expenditure	US$m	**5.5**	11.3	(51)%

Gold equivalent production decreased by 20% to 42,000oz in the March quarter from 52,200oz in the December quarter, mainly due to lower gold and copper grades processed and lower metallurgical recoveries, in line with the long-term mining plan.

Total tonnes mined decreased by 29% to 4.7Mt in the March quarter from 6.6Mt in the December quarter, mainly due to a decrease in productivity during the wet season. Ore mined decreased by 45% to 1.9Mt in the March quarter from 3.5Mt in the December quarter, while waste mined decreased by 10% to 2.8Mt in the March quarter from 3.1Mt in the December quarter.

Gold and copper grades mined decreased by 9% and 8% respectively, due to higher low-grade ore mined for processing and stockpiling in the March quarter, in line with the mining plan.

Total capital expenditure increased by 1% to US$134m in the March quarter from US$133m in the December quarter.

Sustaining capital expenditure decreased by 44% to US$23m in the March quarter from US$40m in the December quarter mainly due to the lower capital waste tonnes mined and timing of sustaining capital projects.

As a result of the lower mined grades, gold yield decreased by 25% to 0.41g/t in the March quarter from 0.55g/t in the December quarter and copper yield decreased by 19% to 0.35% in the March quarter from 0.43% in the December quarter.

AIC per gold ounce sold increased by 23% to US$1,116/oz in the March quarter from US$907/oz in the December quarter, mainly due to lower gold ounces sold, lower inventory credit to cost as a result of lower ore

Gold Fields Operational Update March Quarter 2024 13

tonnes mined and a lower by product credit in the March quarter compared to the December quarter due lower copper tonnes sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

AIC per equivalent ounce increased by 15% to US$1,568/eq oz in the March quarter from US$1,368/eq oz in the December quarter mainly due to the lower equivalent ounces sold and lower inventory credit.

Total capital expenditure decreased by 51% to US$6m in the March quarter from US$11m in the December quarter, mainly due to the completion of the TSF construction activities in 2023 and a reduction in other construction activities during the wet season.

14 Gold Fields Operational Update March Quarter 2024

Underground and surface

Imperial ounces with metric tonnes and grade		Total Mine operations and projects	South America Region			Ghana Region			South Africa Region	Australia Region				
			Total	Peru	Chile	Ghana				Australia				
			Total	Cerro Corona	Salares Norte Project	Total	Tarkwa	Damang	South Deep	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**Mar 2024**	**1,416**	**–**	**–**		**–**	**–**	**–**	**334**	**1,082**	**280**	**407**	**395**	**–**
	Dec 2023	1,769	–	–	–	–	–	–	434	1,335	316	570	449	–
	Mar 2023	1,449	–	–	–	–	–	–	336	1,113	253	449	410	–
– underground waste	**Mar 2024**	**524**	**–**	**–**		**–**	**–**	**–**	**110**	**414**	**139**	**168**	**106**	**–**
	Dec 2023	575	–	–	–	–	–	–	105	470	179	186	105	–
	Mar 2023	531	–	–	–	–	–	–	68	463	203	149	112	–
– surface ore	**Mar 2024**	**7,174**	**3,349**	**1,934**	**1,415**	**3,314**	**3,314**	**–**	**–**	**512**	**–**	**–**	**–**	**512**
	Dec 2023	10,044	4,263	3,543	719	4,685	4,440	245	–	1,097	–	229	–	868
	Mar 2023	11,739	3,815	3,815	420	5,707	828	4,879	–	2,218	63	1,077	–	1,078
– total	**Mar 2024**	**9,114**	**3,349**	**1,934**	**1,415**	**3,314**	**3,314**	**–**	**444**	**2,008**	**419**	**575**	**501**	**512**
	Dec 2023	12,388	4,263	3,543	719	4,685	4,440	245	539	2,902	495	985	554	868
	Mar 2023	13,720	3,815	3,815	420	5,707	828	4,879	404	3,794	519	1,675	522	1,078
Grade mined (grams per tonne) – underground ore	**Mar 2024**	**5.2**	**–**	**–**	**–**	**–**	**–**	**–**	**5.2**	**5.1**	**6.4**	**4.2**	**5.2**	**–**
	Dec 2023	6.3	–	–	–	–	–	–	6.5	6.2	8.0	5.0	6.4	–
	Mar 2023	5.3	–	–	–	–	–	–	5.6	5.2	5.8	4.9	5.1	–
– surface ore	**Mar 2024**	**1.7**	**2.2**	**0.5**	**4.6**	**1.3**	**1.3**	**–**	**–**	**1.3**	**–**	**–**	**–**	**1.3**
	Dec 2023	1.3	1.3	0.5	5.2	1.3	1.3	1.2	–	1.5	–	2.6	–	1.2
	Mar 2023	1.3	1.4	0.7	7.2	1.2	1.2	1.1	–	1.5	2.2	1.8	–	–
– total	**Mar 2024**	**2.3**	**2.2**	**0.5**	**4.6**	**1.3**	**1.3**	**–**	**3.9**	**3.9**	**6.4**	**4.2**	**5.2**	**1.3**
	Dec 2023	2.1	1.3	0.5	5.2	1.3	1.3	1.2	5.2	4.1	8.0	4.3	6.4	1.2
	Mar 2023	1.7	1.4	0.7	7.2	1.2	1.2	1.1	4.6	2.7	5.1	2.7	5.1	1.1
Gold mined (000 ounces)* – underground ore	**Mar 2024**	**235.3**	**–**	**–**	**–**	**–**	**–**	**–**	**56.4**	**178.9**	**57.2**	**55.3**	**66.5**	**–**
	Dec 2023	355.7	–	–	–	–	–	–	90.8	265.0	81.0	92.2	91.8	–
	Mar 2023	245.0	–	–	–	–	–	–	60.1	184.9	47.2	70.6	67.1	–
– surface ore	**Mar 2024**	**397.4**	**240.1**	**30.3**	**209.8**	**135.6**	**135.6**	**–**	**–**	**21.7**	**–**	**–**	**–**	**21.7**
	Dec 2023	423.9	180.9	61.7	119.2	190.3	181.3	9.1	–	52.7	–	19.3	–	33.4
	Mar 2023	494.1	175.1	78.1	97.1	213.5	184.5	29.0	–	105.4	4.4	61.6	–	39.5
– total	**Mar 2024**	**632.7**	**240.1**	**30.3**	**209.8**	**135.6**	**135.6**	**–**	**56.4**	**200.6**	**57.2**	**55.3**	**66.5**	**21.7**
	Dec 2023	779.6	180.9	61.7	119.2	190.3	181.3	9.1	90.8	317.7	81.0	111.5	91.8	33.4
	Mar 2023	739.1	175.1	78.1	97.1	213.5	184.5	29.0	60.1	290.3	51.6	132.2	67.1	39.5
Ore milled/treated (000 tonnes) – underground ore	**Mar 2024**	**1,434**	**–**	**–**	**–**	**–**	**–**	**–**	**345**	**1,089**	**288**	**412**	**389**	**–**
	Dec 2023	1,727	–	–	–	–	–	–	383	1,344	319	560	465	–
	Mar 2023	1,511	–	–	–	–	–	–	384	1,127	264	456	407	–
– underground waste	**Mar 2024**	**70**	**–**	**–**	**–**	**–**	**–**	**–**	**70**	**–**	**–**	**–**	**–**	**–**
	Dec 2023	69	–	–	–	–	–	–	69	–	–	–	–	–
	Mar 2023	54	–	–	–	–	–	–	54	–	–	–	–	–
– surface ore	**Mar 2024**	**8,399**	**1,594**	**1,590**	**4**	**4,923**	**3,683**	**1,240**	**314**	**1,568**	**–**	**599**	**–**	**969**
	Dec 2023	8,188	1,543	1,531	12	4,697	3,491	1,206	348	1,599	–	493	–	1,107
	Mar 2023	8,430	1,687	1,687	–	4,617	3,435	1,182	304	1,822	55	534	–	1,234
– total	**Mar 2024**	**9,904**	**1,594**	**1,590**	**4**	**4,923**	**3,683**	**1,240**	**729**	**2,657**	**288**	**1,011**	**389**	**969**
	Dec 2023	9,984	1,543	1,531	12	4,697	3,491	1,206	800	2,943	319	1,052	465	1,107
	Mar 2023	9,995	1,687	1,687	–	4,617	3,435	1,182	742	2,949	318	990	407	1,234
Yield (Grams per tonne) – underground ore	**Mar 2024**	**4.9**	**–**	**–**	**–**	**–**	**–**	**–**	**5.1**	**4.9**	**5.8**	**4.2**	**4.9**	**–**
	Dec 2023	5.9	–	–	–	–	–	–	6.8	5.6	7.4	4.5	5.7	–
	Mar 2023	5.2	–	–	–	–	–	–	7.1	4.6	5.2	4.3	4.6	–
– surface ore	**Mar 2024**	**0.9**	**0.8**	**0.8**	**0.1**	**1.1**	**1.1**	**0.9**	**0.1**	**0.9**	**–**	**0.7**	**–**	**1.0**
	Dec 2023	1.1	1.1	1.1	–	1.1	1.2	0.8	0.1	1.3	–	1.8	–	1.0
	Mar 2023	1.2	1.4	1.4	–	1.2	1.3	1.0	0.1	1.3	2.1	1.8	–	1.0
– combined	**Mar 2024**	**1.5**	**0.8**	**0.8**	**0.1**	**1.1**	**1.1**	**0.9**	**2.5**	**2.5**	**5.8**	**2.1**	**4.9**	**1.0**
	Dec 2023	1.9	1.1	1.1	–	1.1	1.2	0.8	3.3	3.3	7.4	3.2	5.7	1.0
	Mar 2023	1.8	1.4	1.4	–	1.2	1.3	1.0	3.7	2.6	4.7	2.9	4.6	1.0

Gold Fields Operational Update March Quarter **2024** 15

Imperial ounces with metric tonnes and grade		Total Mine operations and projects	South America Region			Ghana Region			South Africa Region	Australia Region				
			Total	Peru	Chile	Ghana				Australia				
			Total	Cerro Corona	Salares Norte Project	Total	Tarkwa	Damang	South Deep	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Gold produced (000 ounces)* – underground ore	**Mar 2024**	**227.4**	**–**	**–**	**–**	**–**	**–**	**–**	**56.9**	**170.4**	**53.3**	**55.4**	**61.7**	**–**
	Dec 2023	327.3	–	–	–	–	–	–	84.2	243.0	76.0	81.7	85.4	–
	Mar 2023	254.8	–	–	–	–	–	–	87.1	167.7	44.3	62.6	60.8	–
– surface ore	**Mar 2024**	**255.4**	**42.0**	**42.0**	**–**	**166.3**	**131.8**	**34.6**	**1.4**	**45.6**	**–**	**13.4**	**–**	**32.2**
	Dec 2023	286.1	52.2	52.2	–	167.2	134.4	32.9	1.6	65.1	–	27.7	–	37.3
	Mar 2023	329.3	75.1	75.1	–	178.3	138.8	39.5	0.8	75.1	3.7	30.1	–	41.3
– total	**Mar 2024**	**482.7**	**42.0**	**42.0**	**–**	**166.3**	**131.8**	**34.6**	**58.3**	**216.0**	**53.3**	**68.9**	**61.7**	**32.2**
	Dec 2023	613.4	52.2	52.2	–	167.2	134.4	32.9	85.8	308.1	76.0	109.4	85.4	37.3
	Mar 2023	584.1	75.1	75.1	–	178.3	138.8	39.5	87.9	242.8	48.0	92.7	60.8	41.3
Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)	**Mar 2024**	**157**	**–**	**–**	**–**	**–**	**–**	**–**	**161**	**156**	**183**	**142**	**152**	**–**
	Dec 2023	132	–	–	–	–	–	–	145	127	156	119	117	–
	Mar 2023	142	–	–	–	–	–	–	157	137	164	126	131	–
– surface	**Mar 2024**	**32**	**39**	**32**	**2,622**	**30**	**32**	**25**	**45**	**27**	**–**	**32**	**–**	**24**
	Dec 2023	37	43	39	602	38	40	32	36	28	–	41	–	22
	Mar 2023	34	32	31	–	36	33	43	34	32	91	48	–	22
– total	**Mar 2024**	**51**	**39**	**32**	**2,622**	**30**	**32**	**25**	**111**	**80**	**183**	**77**	**152**	**24**
	Dec 2023	54	43	39	602	38	40	32	98	73	155	82	117	22
	Mar 2023	51	32	31	–	36	33	43	106	72	152	84	131	22

* *Excludes surface material at South Deep.*

16 Gold Fields Operational Update March Quarter 2024

Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities and other initiatives, particularly at the Salares Norte project, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. Gold Fields Operational Update March Quarter 2024 17 Administration and corporate information Corporate secretary Anré Weststrate Tel: +27 11 562 9719 Mobile: +27 83 635 5961 email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall St., Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor enquiries Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 5903 email: jongisa.magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: thomas.mengel@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com Transfer secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom Link Group Central Square 29 Wellington Street Leeds LSI 4DL United Kingdom Tel: +44 (0)371 664 0300 email: shareholderenquiries@linkgroup.co.uk If you are outside the United Kingdom please call + (0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@linkgroup.co.uk Website www.goldfields.com Listings JSE / NYSE / GFI YGH Suleman† (Chairperson) MJ Fraser• (Chief Executive Officer) A Andani#† PJ Bacchus*†MC Bitar@† TP Goodlace† JE McGill†^ PG Sibiya† SP Reid^† CAT Smit† ^ Australian * British @Chilean # Ghanaian † Independent Director • Non-independent Director 18 Gold Fields Operational Update March Quarter 2024